UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K/A

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): November 16, 2009

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Explanatory Note

The Registrant is filing this Amendment No. 1 to the Registrant's Current Report on Form 8-K originally forwarded to the Securities and Exchange Commission on October 23, 2009 in order to amend the earnings release for the quarter and year ended September 30, 2009. The Registrant has revised earnings to reflect an increase in the provision for loan losses for the quarter and year ended September 30, 2009.

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On November 16, 2009, National Bancshares Corporation issued a press release containing amended financial information and accompanying discussion for the quarter and year ended September 30, 2009. The Company revised the financial information based on additional information related to the deterioration in the credit quality of a $1.6 million commercial real estate loan. The provision for loan losses for the quarter and year ended September 30, 2009 was increased by $326 thousand as a result of the additional information.

The information in this Form 8-K/A and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated November 16, 2009 containing revised financial information and accompanying discussion for the quarter and year ended September 30, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: November 16, 2009

/s/ David C. Vernon
David C. Vernon
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE Exhibit 99.1

Company: National Bancshares Corporation
OTC Bulletin Board - NBOH
Contact: David C. Vernon, President and CEO
Address: 112 West Market Street
Orrville, Ohio 44667
Phone: 330.682.1010
Fax: 330.682.4644

For Immediate Release: November 16, 2009

National Bancshares Corporation Announces Amended Third Quarter Earnings

The Company amended its October 23, 2009 press release to reflect an additional $326,000 provision for loan losses. The increased provision was recorded based on additional information obtained by management related to the rapid deterioration in the credit quality of a $1.6 million commercial real estate loan. The Company recorded a $400,000 partial charge-off related to the loan. The resulting $1.2 million balance is included in classified loans as of September 30, 2009.

Net income for the quarter ended September 30, 2009 was $267,000, a decrease of $307,000 or 53.5% compared to $574,000 for the same period in 2008. Basic and diluted earnings per share were $0.12 for the third quarter of 2009, compared to $0.26 for the third quarter of 2008. Earnings for the quarter were negatively impacted by a $450,000 increase in the provision for loan losses and a $105,000 increase in FDIC insurance expense which all banks have been required to pay to the Deposit Insurance Fund.

Other Third Quarter Highlights:

- Net interest income for the quarter ended September 30, 2009 was $3,072,000, an increase of 8.1% compared to $2,843,000 for the same period in 2008. The amount represents the second-highest quarterly net interest income in Bank history. Interest income decreased 6.2% and interest expense decreased 34.3% compared to the three months ended September 30, 2009.

- The Bank's Fairlawn office opened in May of 2009 and has generated over $6 million in loans and over $3 million in deposits.

- Mortgage banking income increased $46,000 or 184.0% to $71,000 from $25,000 in the third quarter 2008.

- Classified loans increased in the third quarter as borrowers felt the sting of this severe economic environment. The Bank's classification ratio was 24.24% as of September 30, 2009. The classification ratio is calculated by dividing non accrual loans plus classified loans by capital plus the Allowance for Loan Losses.

Year-to-date 2009 Highlights:

- Net income decreased 18.6% for the first nine months of 2009 to $1,286,000 or $0.58 per basic and diluted earnings per share from $1,579,000 or $0.72 per basic and diluted earnings per share for the nine months ended September 30, 2008. Earnings for the nine months were negatively impacted by a $543,000 increase in the provision for loan losses and a $487,000 increase in FDIC insurance expense.

- Net interest income for the first three quarters of 2009 increased 8.8% or $731,000 to $9,081,000 from $8,350,000 in the first nine months of 2008. Interest income decreased 2.9% and interest expense decreased 25.1% compared to the nine months ended September 30, 2008.

- Noninterest income increased 15.1% to $1,985,000 for the nine months ended September 30, 2009, from $1,724,000 for the nine months ended September 30, 2008. The Bank recorded net gains on the sale of securities of $387,000 for the nine months ended September 30, 2009.

- Total loans increased $4.0 million or 2.2% from $181.5 million as of December 31, 2008 to $185.6 million as of September 30, 2009.

- Total deposits have increased $15.9 million or 6.0% from $263.6 million as of December 31, 2008 to $279.5 million as of September 30, 2009.

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $267,000 for the quarter ended September 30, 2009, a decrease of 53.5% from $574,000 for the same period in 2008. Earnings per share were $0.12 and $0.26 for the three months ended September 30, 2009 and 2008, respectively.

Net interest income for the quarter ended September 30, 2009 was $3,072,000, an increase of 8.1% from $2,843,000 for the same period in 2008. Net interest income was impacted by growth in loans, securities and deposits, a decrease in the yield on earning assets and a decrease in the cost of funds.

The provision for loan losses for the quarter ended September 30, 2009 was $576,000 compared to $126,000 for the same period in 2008. The increase was due primarily to a $400,000 partial charge-off related to a commercial real estate loan and an increase in specific allocations on classified loans.

Noninterest income for the quarter ended September 30, 2009 decreased to $595,000 or 3.3%, from $615,000 for the same period in 2008. Noninterest income in 2009 and 2008 was affected by $79,000 in net gains on the sale of securities, an $80,000 loss resulting from the write-down of a foreclosed property during the quarter ended September 30, 2009 and a $435,000 gain on the sale of the credit card portfolio and $373,000 in net losses on securities primarily related to the other-than-temporary write-down of FHLMC preferred stock of $360,000 during the quarter ended September 30, 2008.

Noninterest expense for the quarter ended September 30, 2009 was $2,806,000, an increase of 9.9% from $2,554,000 for the same period in 2008. The increase in noninterest expense was due primarily to an increase in the FDIC deposit insurance premium, professional and consulting fees, and salaries and employee benefits. The FDIC deposit insurance premium expense for the quarter ended September 30, 2009 was $116,000 compared to $11,000 for the three months ended September 30, 2008.

Total assets increased to $356.8 million as of September 30, 2009, from $338.0 million at December 31, 2008. Securities available for sale totaled $135.2 million as of September 30, 2009, compared to $127.2 million at December 31, 2008. Loans, net of allowance for loan losses increased to $183.5 million as of September 30, 2009, compared to $179.8 million at December 31, 2008.

Deposits increased to $279.5 million as of September 30, 2009, compared to $263.6 million at December 31, 2008. The growth in deposits has occurred primarily in the Bank's premium money market deposit account products. Shareholders' equity increased to $39.4 million at September 30, 2009, from $36.9 million at the end of 2008. Accumulated other comprehensive income increased to $3.2 million as of September 30, 2009, compared to $1.5 million as of December 31, 2008. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities.

The allowance for loan losses increased from $1,718,000 as of December 31, 2008 to $2,125,000 at September 30, 2009, or from 0.95% of total loans at year-end 2008 to 1.15% at September 30, 2009. The provision for loan losses for the quarter ended September 30, 2009 was $576,000, compared to $126,000 for the same period in 2008. The ratio of non-performing loans to total loans was 2.06% ($3.8 million) for September 30, 2009 compared to 1.12% ($2.0 million) for December 31, 2008. Non-performing loans consist of loans that have been placed on non-accrual status and loans past due over 90 days and still accruing interest. The increase in non-performing loans is primarily related to $1,230,000 of loans to one borrower, secured by commercial real estate located in Stark County. Loans past due greater than 30 days, and still accruing increased from $2.1 million as of December 31, 2008 to $2.2 million as of September 30, 2009. Total classified loans increased from $3,874,000 at December 31, 2008 to $6,752,000 at September 30, 2009. The increase in classified loans during 2009 is primarily related to management's downgrade of two commercial real estate loan relationships of $1,230,000 and $1,200,000 to substandard. Management believes the allowance for loan losses is adequate as of September 30, 2009.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Fairlawn, Wooster, Apple Creek, Dalton, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and

other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2008. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: dollars in thousands	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008
Cash and cash equivalents	$15,732	$19,819	$11,340	$11,001	$9,819
Securities available for sale	135,222	131,329	127,718	127,248	98,382
Loans, net	183,464	178,036	179,515	179,831	198,023
Deposits	279,475	278,833	265,060	263,642	251,010
Repurchase agreements	6,782	6,799	8,122	10,469	11,090
Federal Home Loan Bank advances	27,000	24,000	25,000	21,000	21,000
Shareholders' equity	39,395	37,861	37,766	36,881	34,862
Total assets	356,773	351,226	339,530	338,002	325,381

Income Statement Data: dollars in thousands, except per share data	Nine months ended Sep 30, 2009	Sep 30, 2008	Change
Interest income	$12,386	$12,760	(2.9) %
Interest expense	3,305	4,410	(25.1) %
Net interest income	9,081	8,350	8.8 %
Provision for loan losses	927	384	141.4 %
Net interest income after provision for loan losses	8,154	7,966	2.4 %
Noninterest income	1,985	1,724	15.1 %
Noninterest expense:			
Salaries and employee benefits	4,003	3,817	4.9 %
Data processing	670	729	(8.1) %
Net occupancy	789	676	16.7 %
Professional and consulting fees	402	299	34.4 %
FDIC assessment	512	25	1948.0 %
Other	2,110	2,021	4.4 %
Total noninterest expense	8,486	7,567	12.1 %
Income before income taxes	1,653	2,123	(22.1) %
Income taxes	367	544	(32.5) %
Net income	$1,286	$1,579	(18.6) %
Earnings per share, basic and diluted	$0.58	$0.72	(19.4) %
Weighted average shares outstanding	2,202,368	2,203,503	

	Three months ended Sep 30, 2009	Sep 30, 2008	Change
Interest income	$4,026	$4,294	(6.2) %
Interest expense	954	1,451	(34.3) %
Net interest income	3,072	2,843	8.1 %
Provision for loan losses	576	126	357.1 %
Net interest income after provision for loan losses	2,496	2,717	(8.1) %
Noninterest income	595	615	(3.3) %
Noninterest expense:			
Salaries and employee benefits	1,329	1,292	2.9 %
Data processing	224	235	(4.7) %
Net occupancy	262	235	11.5 %
Professional and consulting fees	158	109	45.0 %
FDIC assessment	116	11	954.5 %
Other	717	672	6.7 %
Total noninterest expense	2,806	2,554	9.9 %
Income before income taxes	285	778	(63.4) %
Income taxes	18	204	(91.2) %
Net income	$267	$574	(53.5) %
Earnings per share, basic and diluted	$0.12	$0.26	(53.8) %
Weighted average shares outstanding	2,202,368	2,202,368	

Quarterly Earnings Summary
Previous Eight Quarters:

dollars in thousands except per share data	Sep 2009	Jun 2009	Mar 2009	Dec 2008
Interest income	$4,026	$4,149	$4,208	$4,311
Interest expense	954	1,136	1,215	1,375
Net interest income	3,072	3,013	2,993	2,936
Provision for loan losses	576	228	123	98
Net interest income after provision for loan losses	2,496	2,785	2,870	2,838
Noninterest income	595	756	645	609
Noninterest expense	2,806	2,945	2,735	2,606
Income before income taxes	285	596	780	841
Income taxes	18	142	207	226
Net income	$267	$454	$573	$615
Earnings per share, basic and Diluted	$0.12	$0.21	$0.26	$0.28
Cash dividends per share	$0.08	$0.08	$0.08	$0.16
Weighted average shares outstanding	2,202,368	2,202,368	2,202,368	2,202,368

	Sep 2008	Jun 2008	Mar 2008	Dec 2007
Interest income	$4,294	$4,196	$4,270	$4,441
Interest expense	1,451	1,433	1,526	1,718
Net interest income	2,843	2,763	2,744	2,723
Provision for loan losses	126	71	187	120
Net interest income after provision for loan losses	2,717	2,692	2,557	2,603
Noninterest income	615	517	592	602
Noninterest expense	2,554	2,524	2,489	2,387
Income before income taxes	778	685	660	818
Income taxes	204	171	169	215
Net income	$574	$514	$491	$603
Earnings per share, basic and diluted	$0.26	$0.23	$0.22	$0.27
Cash dividends per share	$0.16	$0.16	$0.16	$0.16
Weighted average shares outstanding	2,202,368	2,202,368	2,205,787	2,222,115